Exhibit 11

SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

First Quarter 2015	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic Earnings Per Share ("EPS"):
Net income available to common stockholders	$39,708	56,801	$0.70

Effect of dilutive securities:
Stock compensation plans	—	919

Diluted EPS:
Net income available to common stockholders	$39,708	57,720	$0.69

First Quarter 2014	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic EPS:
Net income available to common stockholders	$17,974	56,091	$0.32

Effect of dilutive securities:
Stock compensation plans	—	1,081

Diluted EPS:
Net income available to common stockholders	$17,974	57,172	$0.31